UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 26, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gen-Probe Incorporated

File No. 001-31279 - CF#23199

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Gen-Probe Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 25, 2009

Based on representations by Gen-Probe Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.25	through February 24, 2014
Exhibit 10.30	through February 24, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jay Ingram
Special Counsel